

Mail Stop 3628

November 17, 2009

Via Facsimile (901.684.2339) and U.S. Mail

Greyson E. Tuck, Esq.
Gerrish McCreary Smith, PC
700 Colonial Road, Suite 200
Memphis, Tennessee 38117

> **Re: Citizens Financial Corp.**
> **Schedule 13E-3/A**
> **Filed on November 10, 2009**
> **File No. 005-82993**

Dear Mr. Tuck:

     We have reviewed the above filing and have the following comments. All defined terms used in this letter have the same meaning as in the Company's proxy materials included as Exhibit A to the Schedule 13E-3, unless otherwise indicated.

Schedule 13E-3/A

1.   We reissue prior comments 7 and 8. Please include the requested disclosure in the Special Factors section of the proxy materials. We note that you have included such information in the Summary Term Sheet and Proposal Two sections of the materials but not in the Special Factors section. As noted in Exchange Act Rule 13e-3(e)(1)(ii), the information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a Special Factors section in the front of the disclosure document.

2.   We acknowledge your response to prior comment 9. Please relocate the disclosure on pages 13 through 18 to a section of the proxy materials other than the Special Factors section. For example, consider moving such disclosure so that it follows the Special Factors section. As noted in the preceding comment, the information required by Items 7, 8 and 9 of Schedule 13E-3 should be prominently disclosed in a Special Factors section in the front of the disclosure document.

3.   We note your response to prior comment 19. Please expand the summary of the Fairness Report to provide greater disclosure than found in the last two

paragraphs located at the bottom of page 30. The summary should include, without limitation, a reasonably detailed description of Howe Barnes' findings and recommendations, the bases for and methods of arriving at such findings and recommendations, instructions received from the Company and any limitation imposed by the Company on the scope of Howe Barnes' investigation. See Item 1015(b)(6) of Regulation M-A. For example, *but without limitation,* discuss Howe Barnes' findings of its analysis of comparable going private transactions, including its findings regarding the dividend premium for new classifications of premium and preferred stock. Also discuss Howe Barnes' findings regarding its historical financial and trading analyses. In addition, we note the disclosure in the second to last paragraph on page 30 that Howe Barnes *presented* to the Company's board of directors the Fairness Report. As noted in prior comment 19, each presentation provided by a fairness advisor, even if oral, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. If the presentation of the Fairness Report included information not found in the Fairness Report itself and such information is materially related to the going-private transaction, please supplement the disclosure accordingly.

4. Please note that Exhibit 99B to the Schedule 13E-3 appears to be missing text following page 4 of the Fairness Report. We note that the missing text is found in the version of the Fairness Report included in the proxy as Annex C. Please refile a complete exhibit to Schedule 13E-3 accordingly.

5. Please tell us in your response letter whether any material relationship existed during the past two years or is mutually understood to be contemplated as a result of the relationships described in Item 1015(b)(4) and disclose in the proxy materials, if applicable. Also provide the disclosure required by Item 1015(b)(5).

6. We reissue prior comment 21. Disclosure of the financial projections and other information provided to Howe Barnes appears material to a security holder in its evaluation of (i) Howe Barnes' fairness opinion and (ii) the Board's consideration of such conclusion in its ultimate determination that the merger transaction is fair to unaffiliated security holders. Please disclose such reports, financial projections and other information in the proxy materials. In doing so, please also disclose (i) the approximate date on which the reports, financial projections and other information provided in this section were last updated by management and (ii) the key business and economic assumptions underlying the Company's projections.

7. We refer you to the first paragraph on page 31 regarding the projected cost savings considered by Howe Barnes. Please disclose here in the Special Factors section these projected cost savings.

Closing Comments

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel